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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

APOLLO GOLD CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
03761E
(CUSIP Number)
Glenn Laing
1540 Cornwall Road
Suite 212
Oakville, Ontario
L6J 7W5
(905) 815-9855
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
JANUARY 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	03761E	Page	2	of	6

1	NAMES OF REPORTING PERSONS: ST ANDREW GOLDFIELDS LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
NONE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) N/A
(b) N/A

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

ONTARIO, CANADA

	7	SOLE VOTING POWER:

NUMBER OF		14,234,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,234,200

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,234,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
Item 1. Security and Issuer
COMMON STOCK
APOLLO GOLD CORPORATION (“Apollo Gold”)
5655 South Yosemite Street, Suite 200
Greenwood Village, Colorado 80111-3220
Item 2. Identity and Background
a.	Name

St. Andrew Goldfields Ltd. (“St Andrew”), a corporation incorporated pursuant to the laws of the Province of Ontario, Canada.

b.	Residence or business address
1540 Cornwall Road Suite 212
Oakville, Ontario,
Canada L6J 7W5
c.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.
See section f below.
d.	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.
No executive officer, director or person controlling St Andrew has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.
No executive officer, director or person controlling St Andrew, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and no executive officer, director or person controlling St Andrew was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Citizenship.
The following table sets out the name, principal occupation and citizenship of every executive officer, director or person controlling of St Andrew.

Name	Principal Occupation	Citizenship
Herbert Abramson Ontario, Canada Chairman and Director	Chairman and Chief Executive Officer, Trapeze Capital Corp. (investment management company)	Canadian

Stephen Burns, C.A. Ontario, Canada Director	Businessman	Canadian

Glenn Laing Ontario, Canada President and Chief Executive Officer and Director	President and Chief Executive Officer of St Andrew Goldfields Ltd.; President of Silverbridge Capital Inc. (private investment company and limited market dealer)	Canadian

Name	Principal Occupation	Citizenship
Paul C. Jones Colorado, USA Director	Businessman	American

Warren Seyffert Ontario, Canada Director	Counsel to Lang Michener LLP (law firm)	Canadian

Bernard Kraft, C.A Ontario, Canada Director	Sr. Partner, Kraft, Berger, Grill, Schwartz, Cohen & March LLP (chartered accounting firm)	Canadian

Gerald Slan, C.A Ontario, Canada Director	President, Slan Advisors Inc. (consulting firm)	Canadian

Mary Quinn Ontario, Canada Corporate Secretary	Corporate Secretary	Canadian

Geofrey Myers Ontario, Canada Assistant Secretary	Partner with Lang Michener LLP (law firm)	Canadian
Item 3. Source and Amount of Funds or Other Consideration
The total aggregate funds paid in making the aggregate purchases was USD$1,408,549.17.
The source of all funds was the general corporate funds of St Andrew.
Item 4. Purpose of Transaction
St Andrew acquired these shares in the open market for investment purposes as part of its strategy to become a mid-tier gold mining company and exploration company through the acquisition of direct or indirect interests in gold properties in known gold belts located in stable political environments throughout the world. Depending on market conditions and other factors, St Andrew may increase or decrease its holdings in Apollo Gold Corporation in the future.
Item 5. Interest in Securities of the Issuer.
a.	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to aquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section13(d)(3) of the Act.
14,234,200 common stock and 10.01%
b.	For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.
St Andrew holds the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,234,200 common stock of Apollo Gold. See Item 5a above for more details.
c.	Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

		Price per		Percentage
Date of		share		of
Transaction	Shares Acquired	(USD)	Ownership	Ownership
December 29, 2006	63,300	$0.4561	St Andrew	7.99%
January 3, 2007	227,000	$0.4539	St Andrew	8.15%
January 4, 2007	257,000	$0.45125	St Andrew	8.33%
January 5, 2007	256,000	$0.44527	St Andrew	8.51%
January 8, 2007	194,100	$0.448	St Andrew	8.65%
January 9, 2007	282,800	$0.4536	St Andrew	8.85%
January 10, 2007	130,026	$0.4638	St Andrew	8.94%
January 11, 2007	280,274	$0.4972	St Andrew	9.14%
January 12, 2007	1,233,000	$0.5124	St Andrew	10.01%
AGGREGATE TOTAL	14,234,200			10.01%
d.	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.
NONE
e.	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.
N/A
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
NONE

Item 7. Material to be Filed as Exhibits.
N/A
Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2007

Date

/s/ Geofrey Myers

Signature

Geofrey Myers, Assistant Secretary

Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).